                                                                Exhibit 99(a)(9)



Tuesday, December 28, 1999 08:04 AM

NORWALK, CT--(BUSINESS WIRE)--December 28, 1999--Micro Warehouse, Inc. (NASDAQ:MWHS) and Bridgeport Acquisition Corporation, an affiliate of an investor group led by Gary Wilson, Jerome York and Freeman Spogli and Co., today commenced their previously announced cash tender offer to acquire all of the outstanding common shares of Micro Warehouse at a price of $19 per share, net to the seller in cash. The tender offer is scheduled to expire at 5:00 p.m., New York City time, on Friday, January 28, 2000, unless the offer is extended.

The investor group currently owns approximately 4.3% of Micro Warehouse shares outstanding on a fully diluted basis, and certain Micro Warehouse stockholders who collectively own approximately 10.1% of Micro Warehouse shares outstanding on a fully diluted basis have agreed to tender their shares in the offer.

The offer is conditioned upon 51% (including shares owned by the investor group) of the outstanding common shares of Micro Warehouse being validly tendered and not withdrawn prior to the expiration of the offer, receipt of debt financing under a commitment letter from Credit Suisse First Boston and CIBC Inc., receipt of equity financing under a commitment letter from Freeman Spogli and Co., and certain customary closing conditions.

Credit Suisse First Boston is the Dealer Manager for the offer. The complete terms and conditions of the offer are set forth in the Offer to Purchase being filed today with the Securities and Exchange Commission, copies of which are available from MacKenzie Partners, the information agent for the offer.

Micro Warehouse, Inc. is a specialty catalog and online retailer and direct marketer of brand name personal computers, computer software, accessories, peripheral and networking products to commercial and consumer customers.

     CONTACT: George Sard/Heather Reeves
              Sard Verbinnen & Co
              212/687-8080